Exhibit 99.1

Bilibili Inc. Announces Proposed Notes Repurchases and Equity Offering

SHANGHAI, January 9, 2023 — Bilibili Inc. (NASDAQ: BILI and HKEX: 9626) (“Bilibili” or the “Company”), an iconic brand and a leading video community for young generations in China, today announced that it commenced an underwritten offering of 15,344,000 American depositary shares (the “ADSs”), each representing one Class Z ordinary share, par value US$0.0001 per share, of the Company (the “ADS Offering”). The Company proposes to issue the ADSs partially in exchange for (the “Notes Exchange”) an aggregate principal amount of at least US$269.3 million of its outstanding 0.50% convertible senior notes due December 2026 (the “Exchange Notes”) to be purchased by Goldman Sachs (Asia) L.L.C. (“Goldman Sachs”) and its applicable affiliate(s) from certain holders of the Exchange Notes through private negotiations. Such ADSs are being registered by the Company in connection with the offers and sales of such ADSs by Goldman Sachs, who is acting as the sole book-running manager for the ADS Offering. The net proceeds of the ADS Offering will be used, as a part of the Company’s comprehensive liability management exercise, (i) by Goldman Sachs to fund the aggregate purchase price of the Exchange Notes payable by Goldman Sachs to the holders of such Exchange Notes, and (ii) to the extent there is any excess, by the Company to replenish the Company’s cash reserve after its repurchases of certain convertible senior notes in the fourth quarter of 2022 and for other working capital purposes.

Concurrently with the ADS Offering, Goldman Sachs and its applicable affiliate(s), as duly engaged and authorized by the Company, plan to enter into separate and individually negotiated agreements with certain holders of the Exchange Notes to purchase the Exchange Notes from such holders for cash (the “Notes Purchase”). Such Notes Purchase will be funded by the net proceeds from the ADS Offering. The closing of each of the Notes Exchange and Notes Purchase is contingent upon, among other things, the closing of the ADS Offering.

The ADSs will be offered under the Company’s shelf registration statement on Form F-3 which was filed with the Securities and Exchange Commission (the “SEC”) and automatically became effective on January 9, 2023. A preliminary prospectus supplement related to the proposed ADS Offering has been filed with the SEC. The registration statement on Form F-3 and the preliminary prospectus supplement are available at the SEC website at: http://www.sec.gov. Copies of the preliminary prospectus supplement and the accompanying prospectus may be obtained by calling Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing Prospectus-ny@ny.email.gs.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending ADS Offering, Notes Exchange and Notes Purchase, and there can be no assurance that any of the ADS Offering, Notes Exchange or Notes Purchase will be completed.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday life of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bond among them. Bilibili pioneered the “bullet chatting” feature, a live commenting function that has transformed the viewing experience by displaying thoughts and feelings of other audience viewing the same video. It has now become the welcoming home of diverse interests for young generations in China and the frontier to promote Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the impact of the COVID-19 pandemic on Bilibili’s business, results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

3